EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2008 NOV 21 A 11:49

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.317/2008

November 21, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

[redacted]

08005971

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Nov 21, 08

PROCESSED
NOV 26 2008
THOMSON REUTERS

11/24

Summary Statement of Assets and Liabilities [1/]

As of 31 Oct 2008

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	22,317,913,283.26	Deposits	863,036,239,903.93
Interbank and money market items	78,864,391,351.80	Interbank and money market items	21,194,516,961.82
Investments, net	130,834,857,064.69	Liabilities payable on demand	8,537,948,840.16
(with obligations Baht 8,467,903,511.00)		Borrowings	111,732,172,890.95
Credit advances (net of allowance for doubtful accounts)	844,499,860,020.08	Financial institution's liabilities under acceptances	596,849,196.18
Accrued interest receivables	1,247,302,294.27	Other liabilities	40,601,893,580.46
Properties foreclosed, net	11,150,034,581.28	Total liabilities	1,045,698,615,873.50
Customers' liabilities under acceptances	596,849,196.18		
Premises and equipment, net	27,687,066,795.88		
Other assets, net	39,817,147,105.84	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,631,022,441.84
		Other reserves and profit and loss account	16,852,702,016.24
		Total shareholders' equity	110,416,326,888.08
Total Assets	1,156,114,941,761.58	Total Liabilities and Shareholders' Equity	1,156,114,941,761.58
Customers' liabilities under unmatured bills	6,523,542,859.53	Financial institution's liabilities under unmatured bills	6,523,542,859.53
Total	1,162,638,484,621.11	Total	1,162,638,484,621.11

	Baht
Non-Performing Loans 2/(net) as of 30 September 2008 (Quarterly)	10,252,663,872.53
(1.80 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2008 (Quarterly)	24,644,829,919.01
Actual provisioning for loan loss	27,941,073,890.11
Loans to related parties	35,420,272,529.53
Loans to related asset management companies	750,000,000.00
Loans to related parties due to debt restructuring	1,030,484,305.73
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	128,200,182,130.58
Changes in assets and liabilities this quarter as of 30 September 2008 due to fine from violating the Financial Institution Business Act B.E. 2551, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,424,100,449.87
Letters of credit	19,428,752,102.22

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2008 (Quarterly) 34,162,131,255.92

(3.72 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

END

MW